UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 333-44798

Human Genome Sciences, Inc.

Employee Stock Purchase Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Human Genome Sciences, Inc.

(Name of issuer of the securities held pursuant to the plan)

14200 Shady Grove Road, Rockville, Maryland 20850-7464

(Address of principal executive office)

REQUIRED INFORMATION

(a)	Financial Statements of the Plan, as of December 31, 2005 (beginning on the next page of this document)

      (b) Exhibits

23.	Consent of Independent Registered Public Accounting Firm (filed herewith)

FINANCIAL STATEMENTS AND

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

HUMAN GENOME SCIENCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

DECEMBER 31, 2005 AND 2004

Human Genome Sciences, Inc.

Employee Stock Purchase Plan

TABLE OF CONTENTS

Page

Independent Registered Public Accounting Firm’s Report	3
Financial Statements

Statements of Net Assets Available for Plan Benefits	4

Statements of Changes in Net Assets Available for Plan Benefits	5

Notes to Financial Statements	6

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

Board of Directors of Human Genome Sciences, Inc.
     as Administrator of the Human Genome Sciences, Inc.
     Employee Stock Purchase Plan

      We have audited the accompanying statements of net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.

Baltimore, Maryland

March 9, 2006

ATLANTA	•	BALTIMORE	•	BETHESDA	•	CHARLOTTE

HUMAN GENOME SCIENCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2005 and 2004

	2005	2004

Receivable from employer	$0	$0

Net assets available for plan benefits	$0	$0

See notes to financial statements

HUMAN GENOME SCIENCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Increase (decrease)

Participant contributions	$793,701	$774,029	$776,708

Terminations and withdrawals	(40,912)	(68,638)	(48,024)

Conversion into shares of common stock	(752,789)	(706,180)	(751,751)

Net (decrease) increase	—	(789)	(23,067)

Net assets available for plan benefits, beginning of year	—	789	23,856

Net assets available for plan benefits, end of year	$—	$—	$789

See notes to financial statements

HUMAN GENOME SCIENCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note A — Plan Description

      The Human Genome Sciences, Inc. Employee Stock Purchase Plan (the Plan), was approved by the shareholders of Human Genome Sciences, Inc. (the Employer) effective May 24, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock through after-tax payroll deductions. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.

      As of December 31, 2005 and 2004, the total number of shares of $0.01 par value common stock of the Employer that are registered for purchase by participants is 500,000. Common stock reserved for future employee purchase under the plan aggregated 143,686 and 235,800 as of December 31, 2005 and 2004, respectively. There are no other investment options for participants.

      Any regular full-time employee or regular part-time employee of the Employer or its designated subsidiaries who has completed at least 90 days of employment may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer’s common stock.

      A purchase period is determined at the discretion of the Compensation Committee of the Employer’s Board of Directors (the Administrator). For the years ended December 31, 2005 and 2004, there were two purchase periods: January 1 through June 30 and July 1 through December 31.

      Participants contribute after-tax payroll deductions of between $25 and 10% of their base salary and overtime pay. The Employer does not provide a matching or discretionary contribution. Contributions do not earn interest. Participants’ payroll deductions are accumulated during the purchase period. Shares, including any fractional amounts, are purchased on the last day of the purchase period at a purchase price equal to 85% of the fair market value of the common stock on the first or last trading day of the purchase period, whichever is lower. All shares purchased are deposited in the participant’s account at the Agent Broker. As of January 1, 2004, the plan purchases fractional shares, therefore eliminating the need to carry forward contributions not converted into shares for future periods. For 2003, any contributions that were not converted into shares at the last day of the payroll deduction period were carried over into the subsequent purchase period.

      Full-year participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000 determined as of the first trading date of the purchase period as to shares purchased during such period.

      All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.

      In the event of a participant’s termination, death or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.

      The Plan may be terminated at any time by the Company’s Board of Directors.

HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — Continued

Note B — Summary Of Significant Accounting Policies

Basis of Financial Statements

      The accompanying financial statements are presented on the accrual basis of accounting. The Employer performs various administrative services for the Plan, including maintenance of participants’ payroll records.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Tax Status

      The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of Human Genome Sciences, Inc. (Administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan

By:	/s/ H. THOMAS WATKINS

H. Thomas Watkins
Chief Executive Officer and President

By:	/s/ BARRY A. LABINGER

Barry A. Labinger
Executive Vice President, Chief Commercial
Officer and Chief Financial Officer

Date: March 30, 2006